Golden Northwest Aluminum Holding Company
                                3313 West Second
                            The Dalles, Oregon 97058

                                  July 14, 2005


VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:       Melissa Duru

            Re:   Golden Northwest Aluminum Holding Company
                  Request for Qualification on FormT-3
                  File No. 022-28781
                  -----------------------------------------

Ladies and Gentlemen:

            On behalf of Golden Northwest Aluminum Holding Company (the "Company"), the undersigned hereby requests that the Securities and Exchange Commission withdraw the above-referenced Request for Qualification effective immediately.

            The Request for Qualification was filed pursuant to a request by certain holders. However, that request has been withdrawn by such holders and the Company wishes to abandon the Request for Qualification. The Company, therefore, has determined that the withdrawal of the Request for Qualification is consistent with the public interest and the protection of investors. The draft supplemental indenture included in the Request for Qualification as Exhibit T3C.2 has not and will not be executed and delivered and the additional notes originally intended to be issued under draft supplemental indenture have not and will not be issued.

            Please notify Marilyn Feuer of Kramer Levin Naftalis & Frankel LLP, our counsel, at (212) 715-9149 of the effectiveness of the withdrawal.

                                    Very truly yours,

                                    GOLDEN NORTHWEST ALUMINUM
                                    HOLDING COMPANY

                                    By: /s/ Eugene I. Davis
                                       ----------------------------
                                       Eugene I. Davis
                                       President

cc:   Marilyn Feuer